Our Ref: SIHL/ADR/07

27th November 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of four announcements both dated 26th November 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION

RESULTS OF EGM/SGM, RESULTS OF VOTING BY POLL, SPIN-OFF, SHARE OPTION SCHEME

EXTRAORDINARY GENERAL MEETING HELD ON 26TH NOVEMBER 2007

POLL RESULTS

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 26th December 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 26th November 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

EXTRAORDINARY GENERAL MEETING HELD ON 26TH NOVEMBER 2007

POLL RESULTS

The poll results in respect of the ordinary resolutions proposed at the Extraordinary General Meeting (the "EGM") of Shanghai Industrial Holdings Limited (the "Company") held on 26th November 2007 are as follows:

Resolutions		Number of Votes (%)	
		For	Against
1.	To approve the proposed spin-off of The Wing Fat Printing Company, Limited.	755,605,262 (99.9996%)	3,000 (0.0004%)
2.	To approve the adoption of the share option scheme of The Wing Fat Printing Company, Limited.	605,871,334 (80.18%)	149,736,928 (19.82%)

As more than 50% of the votes were cast in favour of each of the above resolutions, all the resolutions was duly passed as ordinary resolutions at the EGM.

As at the date of the EGM, the number of issued shares of the Company was 1,071,261,000 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the EGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM.

Tricor Secretaries Limited, the Share Registrar of the Company, acted as Scrutineer for the poll at the EGM.

Shareholders of the Company and potential investors should note that the Proposed Spin-off is subject to, among others, the conditions referred to in the Circular, the decision of the board of directors of the Company as well as market conditions prevailing at the time immediately before the Proposed Spin-off. As the Proposed Spin-off and the Preferential Offer (as defined in the Circular) may or may not proceed, shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 26th November 2007

As at the date of this announcement, the Board is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

END